Exhibit 99.3

SANDISK, INC.

Moderator: Jay Iyer

06-16-14/7:30 am CT

Confirmation # 7166112

SANDISK

Moderator: Jay Iyer

June 16, 2014

7:30 am CT

Operator:  Please stand by, we’re about to begin. Good day and welcome to the SanDisk acquisition of Fusion-io conference call.

Today’s conference is being recorded. At this time I would like to turn the conference over to Jay Iyer of investor relations. Please go ahead sir.

Jay Iyer:  Thanks Celia and good morning to everyone and thank you for joining us very early this morning. With me on the call are Sanjay Mehrotra, President and CEO of SanDisk and Judy Bruner, Executive Vice President of Administration and CFO.

In a moment we will hear remarks from both of them followed by Q&A. During our call today we will make forward-looking statements that refer to expectations, projections or other future events.

Please refer to today’s press release and our SEC filings including the most recent 10-Q and 10-K for more information on the risk factors that could cause actual results to differ materially from those expressed in these forward-looking statements.

SanDisk assumes no obligation to update these forward-looking statements which speak as of today.

SanDisk has not yet commenced the planned tender offer for shares of Fusion-io.  This presentation is not an offer to buy or the solicitation of an offer to sell any securities. At the time the tender offer is commenced SanDisk will file a tender offer statement with the SEC and Fusion-io will file a solicitation recommendation statement.                These documents which will be available on the SEC website will contain important information that should be read carefully before making any decisions to tender securities in the planned tender offer. With that I will turn the call over to Sanjay.

Sanjay Mehrotra:  Good morning everyone and thank you for joining us. Before I make further remarks I would like to point out that I have a cold and cough so please bear with me during the call.

I’m extremely pleased to announce our planned acquisition of Fusion-io, a leader in application acceleration flash solutions for enterprise and hyper scale customers. Fusion-io has a proven track record of innovation and market leading products.

One of SanDisk’s key strategic objectives is to grow our position in high value solutions, particularly those aimed at enterprise applications. We have made significant progress on this vector of our strategy and acquisition of Fusion-io is another major step in SanDisk’s evolution into an important enterprise solutions provider.

With the addition of Fusion-io’s PCIe hardware and software solutions, SanDisk will have the broadest enterprise flash solution portfolio in the industry. We are very excited about the addition of Fusion-io’s high caliber engineering and go-to-market teams which will significantly bolster our ability to serve our customers.

At the same time SanDisk’s vertical integration model will further enhance the quality, performance and reliability of these enterprise solutions while providing customers with valuable continuity of supply. In terms of integration into SanDisk, Lance Smith, who is currently Fusion-

io’s president and Chief Operating Officer will take on a senior vice president and general manager role at SanDisk reporting to me.

Lance will lead the Fusion-io R&D and marketing teams at SanDisk. The sales, operations and corporate functions will be integrated into SanDisk’s functional organizations.

The combination of the two companies is a very exciting opportunity for our customers, shareholders and employees. And I look forward to welcoming the Fusion-io team to SanDisk.

I will now turn the call over to Judy for her comments.

Judy Bruner:  Thank you Sanjay and good morning everyone. Like Sanjay I am excited about the opportunities provided by this acquisition.

The purchase price of this transaction is $11.25 per share in cash which, net of cash assumed, is approximately $1.1 billion. We will be funding this acquisition entirely with cash from our balance sheet.

The usage of cash for this transaction does not change our objective to utilize 100% of our 2014 free cash flow for dividends and share repurchases. In terms of impact to our non-GAAP P&L, we will have certain one-time charges related to the transaction and integration, and we expect these charges to primarily impact our second half 2014. We include all cash related charges in our non-GAAP results even if they are one time in nature.

We expect to generate approximately $50 million of annualized pretax synergies by the second half of SanDisk’s fiscal 2015, resulting in the transaction being accretive to SanDisk’s non-GAAP earnings in the second half of fiscal 2015. Over time we expect to generate synergies related to revenue, cost of goods sold and expenses.

In terms of revenue the acquisition of Fusion-io will accelerate our ability to grow in the enterprise market with the broadest SSD solutions portfolio in the industry, applied across a broader customer base. We expect to derive synergies and cost of goods sold from SanDisk’s scale of operations and from transitioning to captive flash over time.  Although we will also use this opportunity to evaluate the possibility of using non-captive flash for a subset of Fusion-io’s products. We will also have modest operating expense synergies, primarily related to the elimination of duplicative public company costs.

We will provide more specific forward guidance on the combined company financials after the transaction is closed at our regularly scheduled quarterly update. We expect the deal to close in our September quarter.

In summary the acquisition of Fusion-io is a significant step in the evolution of SanDisk’s solutions portfolio and we believe the combination of Fusion-io and SanDisk will provide compelling return to our shareholders.  We are now happy to take your questions.

Jay Iyer:  Thank you Judy, thank you Sanjay. Celia, we are ready for Q&A and let you know that we’ll do Q&A until about 6:00 Pacific.

Operator:  Thank you. If you would like to ask a question please signal by pressing star 1 on your telephone keypad. If you’re using a speakerphone please make sure your mute function is turned off to allow your signal to reach our equipment.

Again that’s star 1 for questions. We’ll go first to (John Pitzer) with Credit Suisse.

(John Pitzer):  Yeah good afternoon, good morning guys. Congratulations on the acquisition.

Two quick questions for me. First Sanjay at the analyst day a few months back you talked about an enterprise opportunity of $1 billion plus.  Does this accelerate that opportunity, expand this opportunity or both? And can you give us a little detail as to why you think it would accelerate it if it does?

Sanjay Mehrotra:  At the analyst day we had talked about $1 billion plus of enterprise storage revenue in 2016 timeframe. With the acquisition of Fusion-io we certainly believe we will be able to accelerate that opportunity.  In fact we think we will reach the $1 billion plus target with this acquisition in 2015. Fusion-io really has a strong portfolio of solutions offerings for application acceleration, a tremendous go to market capabilities, strong portfolio of solutions.  And all of that coupled with SanDisk vertical integration and scale up operations really - as well as a broad, growing customer reach and business and enterprise storage, I believe will really position us very well for leadership in enterprise storage.

(John Pitzer):  That’s helpful guys. And then quickly as my follow-up I believe Fusion-io had some fairly significant customer concentration.  I wonder if you could talk about that for a little bit and to what extent have you been able to kind of talk to customers about this potential deal and kind of what’s your thoughts there?

Sanjay Mehrotra:  We think the customers will really welcome this deal, with the backing of SanDisk again with our ability to have continued deal supply, leveraging our scale up operations, deep expertise in flash technology, systems and software solutions and combining that with Fusion-io’s leadership position in PCIe, SanDisk will really be very well positioned to work closely with the customers to meet their growing requirements and to really to help them tackle their growing challenges of, you know, increasing workloads.  So I think this combination will be very well received by the customers, providing them the full benefit of SanDisk vertical integration. And regarding the customer reach, we definitely plan to continue to work closely with OEM customers, HyperScale customers as well as the channel customers.

(John Pitzer):  Perfect guys. Congratulations again.

Sanjay Mehrotra:  Thank you.

Jay Iyer:  Next question please.

Operator:  We’ll go next to (Steven Fox) with Cross Research.

(Steven Fox):  Thanks. Good morning. First question just in terms of eventually transitioning to captive flash. And I think you also mentioned that maybe you would evaluate situations where you would use non-captive.  Can you talk about how that process would work, where potentially you would use non-captive? And then I had a follow-up please.

Judy Bruner:  You know, as we have shown with other acquisitions the transition to captive flash takes place over an extended period of time as we work with various customers to qualify the captive flash and to transition products for them. As we begin to go through that process we will also evaluate the opportunity to continue to use non-captive flash for certain products.  And we believe that that could give us increased flexibility in terms of our business. But we’re not discussing what particular products we might use, captive versus non-captive for at this time.

(Steven Fox):  Okay fair enough. And then just as my follow-up Judy, if we look at the financials recently for Fusion-io and I guess also street numbers are assuming operating losses into next year.

Obviously you highlighted the synergies you can get out of the OpEx, but the gross margins are already very high for the company. Can you talk about what kind of assumptions you’re making in terms of maybe the growth rate reaccelerating because growth has been pretty stagnant recently for the company as you turn the business accretive a year from now?

Judy Bruner:  Yes. In terms of growth rate, you know, as Sanjay indicated we think customers will really welcome this acquisition. And having SanDisk standing behind the Fusion-io portfolio.  And we believe that with our backing, with our vertical integration, with the combination of our NAND and systems expertise and working together that we will be able to reaccelerate growth in terms of the Fusion-io products.

(Steven Fox):  Great. That’s very helpful. Thank you.

Operator:  We’ll go next to (Rich Kuegele) with Needham & Company.

(Rich Kuegele):  Thank you. Good morning. Just a couple of quick questions for me.  First, just on transactions, will you be putting out any additional information on potential breakup fees? And any other color you can provide on whether there were - was this run through a process, other bidders that have already fallen out, any comments there?  And I have a follow-up.

Judy Bruner:  The merger agreement will be filed within a matter of days. And the tender offer document will be filed within 10 business days.  And so more details will be available in those documents.

(Rich Kuegele):  Okay. And just in terms of the product lines one of the things that was interesting about Fusion was they did have the IOcontrol business which was pretty fast storage system. Do you intend on continuing that product line and getting into the storage systems business?

Sanjay Mehrotra:  We are certainly very excited about the product offerings from Fusion-io, their application acceleration solution. And SanDisk’s focus is really to grow our enterprise opportunities for our business and grow our leadership.  And we will share appropriate details with you, you know, post-acquisition in these regards.

(Rich Kuegele):  Okay. All right thank you. Good morning.

Operator:  We’ll go next to (Sachin Shah) with Albert Fried.

(Sachin Shah):  Hello good morning. Just wanted to find out on the regulatory side is this just the HSR that’s required?  And just to clarify wondering why it was maybe a lower premium on the transaction on the valuation side?

Judy Bruner:  In terms of regulatory approvals we will be filing in the U.S. and Germany. Nothing out of the ordinary expected here.

(Sachin Shah):  Okay so it’s just - I’m sorry. It just says HSR German FCO and then the tender offer itself that’s required here as a condition, ma’am?

Judy Bruner:  Yes those three things. Yes.

(Sachin Shah):  Okay. And you’re not expecting any regulatory issues there?

Judy Bruner:  We’re not expecting issues.

(Sachin Shah):  Okay. And as far as the valuation is concerned, you know, any comment on that? I think somebody earlier mentioned the process.  I mean was this unsolicited offer or were they auctioning itself, the company?

Judy Bruner:  In terms of the premium, we believe the premium is within the range of market premiums. I’ll also point out that Fusion-io’s stock has been relatively volatile.  And if you look at the premium on a 10-day average or a 30-day average it’s higher than the stated premium on Friday’s close.

(Sachin Shah):  Okay and...

Sanjay Mehrotra:  And we believe that this acquisition brings, you know, strong value to - compelling value to Fusion-io’s shareholders as well as to SanDisk shareholders.

(Sachin Shah):  Okay. And as far as, you know, the process was this unsolicited or was that something that they were shopping the company for and you reached this $11.25 offer?

Sanjay Mehrotra:  We cannot really comment on the process. But obviously the deal has been approved by the two boards.

(Sachin Shah):  Okay. Okay fair enough. Thank you. Congratulations.

Sanjay Mehrotra:  Thank you.

Operator:  We’ll go next to (Doug Freedman) with RBC Capital.

(Doug Freedman):  Thanks so much for taking my question guys and congratulations on the deal as well. If I could sort of ask maybe what attracted you to the Fusion-io asset?  There have been several PCI express system sales recently. And could you sort of tell us what had you guys interested in this one?

Sanjay Mehrotra:  SanDisk as you know has been engaged in the ecosystem. And we know the various pieces of the market segment and the competitive landscape fairly well.  Fusion-io is a clear market leader in the PCIe category. And we believe that acquisition of Fusion-io’s capabilities in engineering as well as go to market along with their strong product offerings and solutions offerings and customer engagement really positions it very well with SanDisk and our technology and our scale of operation and our own system expertise and software expertise and really broad reach to the customer and our supply base.

We really believe that this is a very compelling value proposition for our customers. It offers the broadest solutions offering in enterprise storage in the industry bar none.  And we are very excited about this combination and what it means for our customers and driving the expansion of the enterprise storage opportunities and SanDisk leadership in the space.

(Doug Freedman):  All right, thank you. Judy, if you could, now that - if I look at your balance sheet can you go into a little detail maybe on how comfortable you are to continue working down your cash balance and can you give us some insights, is this cash onshore or offshore and any comments there you can offer would be helpful.

Judy Bruner:  Sure. I’m quite comfortable with the balance and using this cash, which we expect will be a net of about $1.1 billion of cash for this transaction. As I indicated in my prepared remarks this does not change our objective to return 100% of our 2014 free cash flow in the form of dividends or share repurchase.  I did say, at our Investor Day, that we will take the objective of our capital return program on a year by year basis in terms of how much of our free cash flow we plan to return. But I fully expect to continue to have a strong capital return program. So I’m very comfortable with the - with utilizing this cash.

(Doug Freedman):  Great. Thank you so much for the question and congratulations.

Judy Bruner:  Thank you.

Operator:  We’ll go next to (Maurice Chow) with (Norges) Bank.

(Maurice Chow):  Hi, good morning, folks. A couple questions. The first is, you are developing your own PCIe product. Does this acquisition of Fusion change your own schedule for PCIe product launches?

Sanjay Mehrotra:  This acquisition will allow us to bring a broad and complete portfolio of PCIe solutions to our customers. Clearly Fusion-io has been a leader in the PCIe solutions space and now SanDisk will be able to get that benefit to bring tremendous value to the customers.  And now a complete and broad solutions offerings in the PCIe space along with our SAS, SATA and ULLTraDIMM capabilities, really, we believe we will have a very exciting broad range of offerings for our customers to understand their workload requirements and to work with them and provide them solutions that are most suitable for their needs.

(Maurice Chow):  Okay then my follow up is actually how does Fusion-io slot in with existing portfolio? I mean, ULLTraDIMM from SMART Storage previously is sort of being portrayed as a way to steal market share from PCIe, would this acquisition change some of the dynamic in terms of how you push ULLtraDIMM category?

Sanjay Mehrotra:  We don’t think this changes the dynamic with regard to ULLtraDIMM category. ULLtraDIMM is ultra low latency, the lowest latency solution which is out there, latency in the range of 5 microseconds, whereas PCIe latencies are in the range of 15 microseconds to 60 microseconds. And of course SAS and SATA latencies tend to be even higher.

So now we are very pleased that we really have a complete broad range of latency offerings, performance offerings and really optimum solutions for customers in terms of meeting their performance, costs and reliability and quality expectations. So ULLtraDIMM we actually continue to really pedal to the metal on that one as well and that’s a new category, growing, exciting category and PCIe even now make us leaders in the marketplace as well in this category.

(Maurice Chow):  That’s great. Thank you very much and congrats on this deal.

Judy Bruner:  Thank you.

Operator:  And we’ll go next to (Louis Miscioscia) with (CLSA).

(Louis Miscioscia):  Sure, maybe I could just try one more time with their IOcontrol, their hybrid product. They seem to have a lot of potential and just wondering if you all are going to try to market that product aggressively and trying to gain share. There’s others that have done very well in that space, it seems like a good opportunity for you all.

Sanjay Mehrotra:  As I mentioned earlier we will have a broad offering of solutions that will be available to us for our customers. We’ll work closely with our customer base really make sure that we are bringing value to them in a well executed fashion and post-acquisition we’ll be in a position to discuss more details with you.

(Louis Miscioscia):  Okay thank you.

Operator:  We’ll go next to Mark Delaney with Goldman Sachs.

Mark Delaney:  Thanks very much for taking the question. So maybe first you can elaborate a little bit on the longer term financial targets that you had discussed at the analyst day. And do you still expect that about 40% of revenue comes from SSDs, I think you said in 2017 or does this change that number? And then also does it impact the longer term financial targets for margins that you laid out at the Analyst Day?

Judy Bruner:  You know, as Sanjay indicated this does accelerate the opportunity for us in enterprise SSD in terms of reaching our goal of $1 billion of revenue. In terms of the overall mix of the business a few years out we’re not really prepared to change that target at this point but clearly this puts us in a very strong position in terms of achieving that mix of our business.

In terms of the target financial model we’re also not changing the target financial model at this point in time. We did take into account, in our target financial model, strong growth in the SSD portion of our revenue and that’s built into our model.

And we’re very excited about the Fusion-io opportunity and believe that it will help us to continue to deliver very strong profits as is indicated in our target financial model.

Mark Delaney: Thank you for that, Judy. And then for a follow up question, can you clarify how much you’ve been investing internally on PCIe for R&D and, you know, what percentage of the cost synergies that you outlined in your prepared marks that this represents?

Judy Bruner: You know, we’re not going to break out the amount of R&D that we’ve been investing in PCIe. We have been investing some. In terms of the synergies that we’re expecting in the near term, you know, through the 2015 timeframe, as I mentioned, we expect synergies in revenue and cost of goods sold and expenses but I would tell you that in the near term the largest portion is likely to come in cost of goods sold related to our scale of operations and related to our vertical integration.

Mark Delaney: Thank you very much and good luck.

Judy Bruner: Thank you.

Operator: We’ll go next to Craig Ellis with B. Riley.

Craig Ellis: Thanks for taking the question. Judy, just to follow up on the target financial model, can you talk about your confidence in getting this business, which looks like it’ll be a stand alone segment, up to the target operating margin model of the company and over what period you could do that?

Judy Bruner: So first, we’re not expecting that we will have separate segments. We’re expecting that this will become part of the SSD revenue that we report to you on a quarterly basis which will include all of our enterprise SSD revenue including the amount coming from the Fusion-io business as well as our client SSD business.  And in terms of the target financial model operating margin of 25%-30%, as I said a minute ago, we expect that this is going to be an important part of allowing us to continue to achieve those very strong operating margins.

Craig Ellis: Thanks for that. And then, Sanjay, a follow up to you. With regard to this business can you talk a little bit more about what it could mean in terms of new customer acquisition or your ability to penetrate new end use areas whether it’s data center or high performance computing, cloud, etcetera.

Sanjay Mehrotra: Yeah certainly with significantly deeper and broader capabilities in enterprise storage, we will be able to penetrate the customer set more deeply in enterprise OEM, HyperScale as well as the channel customers. The solutions with PCIe, SAS, SATA, ULLtraDIMM, we believe we’ll be one stop shop for our customer needs and really bring them tremendous system level expertise and application understanding to really work hand in hand with them to address their growing requirements.

Increasing challenges with respect to the data explosion that’s going on around us all the time and overall really very exciting opportunity for us. And in terms of the customers the customers we will be certainly broadening our customer set with the acquisition of Fusion-io, but as you know SanDisk has been well engaged with OEM HyperScale and channel customers. And basically together we’ll be able to bring, as a combined company, greater value to our customers now.

Craig Ellis: Thank you and good luck.

Sanjay Mehrotra: Thank you.

Operator: We’ll go next to (Mehdi Hosseini) with SIG.

(Mehdi Hosseini): Yes, thanks for taking my question. A couple of follow ups; one for Sanjay. If I understand correctly one of the problems that Fusion-io has been facing is the scaling of the customer and to that extent they had a very large concentration among a few customers so, what is your initial thought on how you’re going to go about scaling the Fusion-io assets?

Sanjay Mehrotra: You’re absolutely correct, that, you know, with respect to the scaling this combined company will provide tremendous benefit. We will be able to scale up the PCIe operations of the combined company faster than what Fusion-io has been able to do it.  As I mentioned earlier, you know, with SanDisk behind it we really think that the customers will deploy the solutions even more broadly and at a more rapid pace. SanDisk has broad reach to customers across the spectrum of enterprise storage and market. And, you know, the need for this is growing, you know, everyday.

And SanDisk with its vertical integration with our supply with technology we really have tremendous ability with our scale of operation. We’ll be able to reach out to a broader set of customers and really engage even deeper with the customer ecosystem.

(Mehdi Hosseini): Thank you. And then one follow up for Judy. As a response to previous question you said that going forward you’re going to break out the SSD from revenue guide, is that correct?

Judy Bruner: No, I was responding that I do not expect that we will have segment reporting but that we will continue to report our revenue in the same buckets that we have been reporting our revenue and that includes SSD revenue which will now include our client SSD revenue and all of our enterprise SSD revenue including the amount coming from Fusion-io.

(Mehdi Hosseini): Got it. Now that there is actually incremental software related revenue how long is it going to take or what would it take for you to actually break down the revenue guide so that it’s not just bits times ASP?

Judy Bruner: So, you know, we don’t break our revenue guide in terms of bits times SSD; we provide a range of total revenue that includes all elements of our revenue. And we expect to continue to do that. I do not expect that we will be providing guidance on different portions of the revenue. But we do, as you know, at the end of the quarter, provide a breakdown of the revenue in various buckets and so we will continue to do that.

(Mehdi Hosseini): Okay, thank you.

Jay Iyer: (Celia), we have time for one short question.

Operator: And our next question comes from Mark Newman with Bernstein.

Mark Newman: Hi, thanks for squeezing me in. All the questions have been answered but my question really is in terms of technology you’re gaining from this deal and also potentially other types of things you’re gaining.  You clearly had your own PCIe products you were working on before so was it that you determined that you - SanDisk could not do this alone or was it just that it was just such a good value for money. I wonder if you could just talk about what specifically you’re gaining on the technology side and also on other things such as customer relationships, etcetera.

Sanjay Mehrotra: You know, certainly SanDisk has tremendous capabilities in NAND flash technology, scale of operations, really understanding memory technology, system applications and bringing high quality, high performance, highly reliable solutions to our customer base. And we have done that over the course of the years and really have shown tremendous growth in enterprise storage already.  We have so far focused very much on SAS and now SATA opportunities, then those have been the basis of our share growth in the enterprise storage market. Fusion-io has been the leader in PCIe solutions. They have tremendous capabilities in software stack and that will now become a strong asset to SanDisk.

That, coupled with SanDisk own system and software capabilities and flash memory technology capabilities will really - we really believe positions us to bring a strong value proposition to our customers and really accelerate our growth in enterprise storage market.  So SanDisk, you know, certainly doing very well but with acquisition of market leader in PCIe now we really have complete and broad range of solutions offering for our customers. And we look forward to growing our business aggressively in - at a fast pace in enterprise storage market.

Mark Newman: Great. Thanks, Sanjay. And so would you say then this is more for the - this is more for the technology side and are you gaining anything else besides technology such as customer relationships?

Sanjay Mehrotra: Yeah, we are certainly gaining, you know, a strong engineering team, technology, products solutions capability, a lot of innovation capabilities that they have shown, you know, across the software stack bringing the enterprise storage value to the customers but also go to market capability that we are acquiring through here and, you know, certainly customer relationships as well.

Mark Newman: Okay thanks very much. Best of luck.

Male: Thank you, Mark.

Sanjay Mehrotra: Thank you.

Jay Iyer: Thank you all for joining us today and that’s all the time we have for Q&A. A replay of today’s call should be available on our IR Website shortly. Thank you and have a good day.

Operator: And that concludes today’s conference. We thank you for your participation.

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